Via EDGAR AND
FEDERAL EXPRESS

                      June 28, 2005

Re:	Hovnanian Enterprises, Inc.— Amendment Nos. 2 and 3 to Registration Statement on Form S-3 (Registration No. 333-125738) (the "Registration Statement")

Ms. Jennifer Hardy, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0404

Dear Ms. Hardy:

        On June 27, 2005, Hovnanian Enterprises, Inc. (the "Company"), submitted by direct electronic transmission for filing under the Securities Act of 1933, as amended (the "Securities Act"), Pre-Effective Amendment No. 2 to the above-referenced Registration Statement of the Company, marked to show changes from Pre-Effective Amendment No. 1 to the Registration Statement filed on June 24, 2005, and today submitted by direct electronic transmission Pre-Effective Amendment No. 3 to the Registration Statement containing the facing page and table of additional registrants and Part II only.

        We are providing the following responses to the comment letters dated June 22, 2005 and June 24, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments below. The responses and information described below are based upon information provided to us by the Company.

1.
Selling Shareholders

The prospectus states that the offered securities may be offered and sold directly by you or selling shareholders. Securities that are registered on Form S-3 pursuant to general instruction II.D. of Form S-3 must be offered pursuant to general instruction I.B.I. or I.B.2. of Form S-3, which relate to primary offerings by the issuer. The unallocated shelf procedure may not be utilized by selling shareholders. However, please note that a secondary offering may be included in the registration statement provided the class of securities, number of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table, and the selling shareholders are identified.

In response to a similar request made by the Staff in a letter dated August 4, 2003, the Company complied with such request in its Registration Statement (File No. 333-106761). Pre-Effective Amendment No. 3 filed today contains a modified fee table and notes thereto.

2.
General

Please amend your registration statement to include the information you will provide in a prospectus supplement concerning the anticipated takedown, including information about the plan of distribution. Please provide an updated legality opinion to account for the takedown, and, if applicable, file an underwriting agreement.

In response to the Staff's comment, Pre-Effective Amendment No. 2 contained the form of Preliminary Prospectus Supplement proposed to be used by the Company in connection with the anticipated takedown, and Pre-Effective Amendment No. 3 contains as Exhibit 5.3 an updated legality opinion and as Exhibit 1.6 a form of underwriting agreement for the anticipated takedown.

3.
Calculation of Registration Fee

Please specify the dollar amount of securities being registered for resale by selling shareholders.

Additionally, place in a separate footnote the fact that 15,286,624 shares of Class A stock are being offered for resale by selling shareholders. We note its current placement at the end of footnote 4 is confusing.

In response to the Staff's comment, the Company has revised the disclosure in the fee table and notes thereto in Pre-Effective Amendment No. 3.

*    *    *    *

        We are submitting herewith the Company's request for acceleration of effectiveness of the Registration Statement and related post-effective amendments.

        Please call me (212-455-3125) or Anne Callender (212-455-2361) of my firm if you wish to discuss our responses to the comment letter.

Sincerely, /s/ VINCENT PAGANO, JR. Vincent Pagano, Jr.

Enclosures

cc:	Securities and Exchange Commission Craig Slivka
Hovnanian Enterprises, Inc. J. Larry Sorsby Kevin Hake